Sherry L. Buck
Vice President and
Chief Financial Officer

August 22, 2013

VIA EDGAR

Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Libbey Inc.
Form 10-K for the year ended December 31, 2012
Filed March 18, 2013
Definitive Proxy Statement of Schedule 14A
Filed April 2, 2013
File #1-12084

Dear Mr. Cash:

This letter is in response to your comment letter dated August 13, 2013. For your ease of reference, we have enumerated the Staff's comments below in bold, with the corresponding response set forth immediately below the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in our future filings with the Commission. Please note that the prepared disclosures included in our responses have been drafted based upon the information available as of the date of this letter, unless otherwise noted.

Form 10-K for the year ended December 31, 2012

Backlog, page 6

SEC Comment #1:
Please revise future disclosures to quantify the amount backlog that you expect to fill in the next year. Please refer to Item 101 (C)(1)(viii) of Regulation S-K. We also note your disclosure that orders in backlog may be changed or canceled. To the extent there have been material changes or cancellations in the periods presented, please provide additional disclosures regarding the circumstances of any material changes to your backlog position. Further, we note that you appear to turn your inventories greater than five times per year and that you have roughly $140 million of finished goods inventory on hand at year end. To the extent any material portion of your backlog is not moving forward, please provide investors with the reasons for any delays and your expected timing of fulfilling those orders.

Management Response #1:
In future filings we will disclose the amount of backlog expected to be filled within the current fiscal year.

We will revise our future filings as follows. The new information is underlined.

As of December 31, 2012 , our backlog was approximately $72.5 million, compared to approximately $66.2 million at December 31, 2011. The increase was caused by increased demand by our customers, as orders have reached more traditional levels due to the continuing economic recovery. Backlog includes orders confirmed with a purchase order for products scheduled to be shipped to customers in a future period. Because orders may be changed and/or canceled, we do not believe that our backlog is necessarily indicative of actual sales for any future period and expect that the majority of these orders will be fulfilled within the current year.

Capital Resources and Liquidity, page 35

SEC Comment #2:
To the extent that you hold cash outside of the US and it is material to your liquidity, in future filings please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents at the end of your reporting period, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated. To the extent possible, please provide investors with an understanding of the range of possible tax consequences should you need to repatriate cash.

Management Response #2:
We will revise our future filings as follows. The new information is underlined.
Capital Resources and Liquidity
Historically, cash flows generated from operations, cash on hand and our borrowing capacity under our ABL Facility have enabled us to meet our cash requirements, including capital expenditures and working capital requirements. At December 31, 2012, we had no amounts outstanding under our $100.0 million ABL Facility, although we had $8.5 million of letters of credit issued under that facility. As a result, we had $68.6 million of unused availability remaining under the ABL Facility at December 31, 2012, as compared to $63.8 million of unused availability at December 31, 2011. In addition, we had $67.2 million of cash on hand at December 31, 2012, compared to $58.3 million of cash on hand at December 31, 2011, of which $23.6 million and $18.9 million, respectively, were held in foreign subsidiaries and can be repatriated primarily through the repayment of intercompany loans without creating additional income tax expense. For further information regarding potential dividends from our non-U.S. subsidiaries, see Note 8, Income Taxes, to the Consolidated Financial Statements.

Libbey China pre-paid the July 2013 and December 2013 scheduled principal payments on its construction loan of RMB 60.0 million (approximately $9.5 million) each, on April 18, 2012 and September 12, 2012, respectively, incurring no fees, penalties or change in the remaining payment schedule.

On May 18, 2012, we completed the refinancing of substantially all of the existing indebtedness of our wholly-owned subsidiaries Libbey Glass and Libbey Europe. We used the proceeds of the offering of the $450.0 million New Senior Secured Notes to fund the repurchase and redemption of $320.0 million of the Old Senior Secured Noes, pay related fees and expenses, and contribute $79.7 million to our U.S. pension plans to fully fund our target obligations under ERISA. On June 29, 2012, we used the remaining proceeds of the New Senior Secured Notes, together with cash on hand, to redeem the remaining $40.0 million of Old Senior Secured Notes and to pay related fees.

Based on our operating plans and current forecast expectations, we anticipate that our level of cash on hand, cash flows from operations and our borrowing capacity under our amended and restated ABL Facility will provide sufficient cash availability to meet our ongoing liquidity needs.

It is our intent for Libbey Glass to redeem $45.0 million of the outstanding New Senior Secured Notes during the second quarter of 2013.

Definitive Proxy Statement on Schedule 14A filed April 2, 2013

Compensation Discussion and Analysis, page 21

How does Libbey determine the forms and amounts of executive pay?, page 27

SEC Comment #3:
We note your disclosure on page 27 regarding the compensation committee's engagement of Compensation Advisory Partners LLC through October 2012 and the engagement of Exequity in October 2012. Please tell us, with a view toward future disclosure, whether Compensation Advisory Partners LLC or Exequity made any recommendations to the compensation committee and if so, whether any recommendations were not adopted and the reason(s) for not adopting them.

Management Response #3:
We respectively submit that while Item 402 of Regulation S-K requires disclosure of “why” the compensation committee made the decisions that it made regarding executive compensation, Item 402 of Regulation S-K does not require disclosure of compensation consultant recommendations that the compensation committee chooses not to adopt. Such additional disclosure does not provide any additional meaningful information to investors and would defeat the purpose of providing clear and concise disclosure regarding our compensation programs. Additionally, in light of the “trusted advisor” role played by independent compensation consultants, we believe that requiring disclosure of consultant recommendations that are not adopted could have a detrimental impact on the relationship between compensation consultants and compensation committees.

We reiterate that, as disclosed in our definitive proxy statement filed on April 2, 2013, the compensation committee's decision to replace Compensation Advisory Partners LLC (CAP) in October 2012 with Exequity was not a result of any disagreement with CAP over its advice or services. Rather, a senior consultant with Exequity had previously advised the compensation committee, and the compensation committee believed that, given that senior consultant's knowledge and insight into our existing compensation programs and business, Exequity, rather than CAP, would be in a better position to advise the committee regarding how to use our executive compensation program to drive achievement of our business strategy and create shareholder value.

SEC Comment #4:
We note your disclosure on page 27 that the compensation committee reviews "tally sheets" in connections with the preparation of your proxy statement each year. Please tell us, with a view toward future disclosure, who prepares the "tally sheets" for use by the compensation committee.

Management Response #4:
As indicated on page 27 of our definitive proxy statement, the “tally sheets” provide substantially the same information as is provided in the tables to our definitive proxy statement. Both the tables in our definitive proxy statement and the “tally sheets” are prepared under the direction of our director of compensation and benefits and our general counsel. The compensation committee's independent compensation consultant reviews the tally sheets and the executive compensation tables in connection with the preparation of the proxy statement. In future filings, we will endeavor to make it clearer that the tally sheets are prepared by management and reviewed by the compensation consultant as well as by the compensation committee.

Did Libbey use a peer group in setting 2012 executive pay?, page 29

SEC Comment #5:
We note your disclosure on page 29 that the compensation committee engaged Exequity "to work with management to develop a peer group to use as a reference point in setting 2013 executive pay." In future filings, please explain how your analysis of the peer group contributes to your compensation considerations and clarify the manner in which you benchmark total compensation or elements thereof. Further, please explain the reason for any deviation from any benchmarking principles you utilize in determining compensation.

Management Response #5:
As noted on page 29 of our definitive proxy statement, we did not use a peer group as a reference point in setting executive pay for 2012. Accordingly, although we disclosed the selection of a peer group in late 2012 to be used as a reference point in setting 2013 executive pay, no disclosure of the nature described in the SEC staff's comment above was required in our 2013 definitive proxy statement.

In future filings, we will disclose, to the extent material, whether and how we utilized a peer group in setting executive pay. In particular, in future filings we will disclose, to the extent material, whether and the extent to which the peer group is utilized to “benchmark” executive compensation; whether the compensation committee's philosophy includes targeting total direct compensation (or any component thereof) at any particular percentile of the peer group; and whether, and if so why, target and/or actual compensation paid to any named executive officer deviates from the specified percentile of the peer group.

Annual Incentive Compensation, page 30

SEC Comment #6:
We note your disclosure on page 31 regarding certain adjustments to company-wide free cash flow and company-wide, U.S. and Canada regional EBITDA. We also note your disclosure that the "Committee also considered the impact on free cash flow and EBITDA (and, as a result, cash earnings) of a number of items that we do not believe are indicative of our core operating performance." In future filings, please provide further clarification of the "number of items" that were not taken into account as a result of your determination that they were not "indicative of [y]our core operating performance" and how you determined not to include such items.

Management Response #6:
The tables set forth on page 31 of our definitive proxy statement under the headings “Adjustments to Company-wide Free Cash Flow” and “Adjustments to Company-wide and U.S. and Canada Regional EBITDA (and Cash Earnings)” clearly identify and quantify all items by which company-wide and U.S. and Canada regional free cash flow, adjusted EBITDA and cash earnings were adjusted.

The compensation committee determined that it was appropriate to adjust budgeted free cash flow, EBITDA and cash earnings for 2012 by these items because they reflect the impact of significant events (taking advantage of favorable capital markets to refinance our senior secured notes due 2015 and de-risk our U.S. pension plans by fully funding them, and improving our cost structure by reducing our headcount by approximately 9% of our global managerial, professional and administrative workforce) that were not anticipated when our 2012 budget was prepared. Additionally, the compensation committee believed that these actions were significant contributors to our 52% total shareholder return for 2012.

In future filings, we will continue to identify and quantify items by which applicable performance measures may be adjusted to determine payout amounts, and we will disclose the compensation committee's rationale for determining that such adjustments are appropriate.

* * * * * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the responses to the Staff's comments comprehensive. If you have any questions with regard to these responses or are in need of additional information, please contact me at (419) 325-2135 or sbuck@libbey.com.

Sincerely,

/s/ Sherry L. Buck

Sherry L. Buck
Vice President and Chief Financial Officer

cc:	Stephanie A. Streeter, Chief Executive Officer
Susan A. Kovach, Vice President, General Counsel & Secretary